

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2011

Mr. Peter Reichard
President
Europa Acquisition, Inc., et al
100 Europa Drive, Suite 455
Chapel Hill, NC 27517

> **Re:** **Europa Acquisition VI, Inc., File No. 000-54215**
> **Europa Acquisition VII, Inc., File No. 000-54216**
> **Europa Acquisition VIII, Inc., File No. 000-54217**
> **Form 10-12G/A**
> **Filed March 17, 2011**

Dear Mr. Reichard:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Pamela Long
Assistant Director

cc: Gregg E. Jaclin (*via facsimile at* (732) 577-1188)